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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                  CIMCO, INC.
                           (Name of Subject Company)

                                 HANWEST, INC.
                                      AND
                               M.A. HANNA COMPANY
                                   (Bidders)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   171842107
                     (CUSIP Number of Class of Securities)
                            ------------------------

                               JOHN S. PYKE, JR.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               M.A. HANNA COMPANY
                                 SUITE 36-5000
                               200 PUBLIC SQUARE
                             CLEVELAND, OHIO 44114
                                 (216) 589-4000
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                         COPIES TO:
            LYLE G. GANSKE, ESQ.                            NICK E. YOCCA, ESQ.
         JONES, DAY, REAVIS & POGUE               STRADLING, YOCCA, CARLSON & RAUTH, P.C.
                 NORTH POINT                       660 NEWPORT CENTER DRIVE, SUITE 1600
             901 LAKESIDE AVENUE                      NEWPORT BEACH, CALIFORNIA 92660
            CLEVELAND, OHIO 44114                             (714) 752-4000
               (216) 586-3939

                               DECEMBER 19, 1995
    (Date of event which requires filing of this Statement on Schedule 13D)

                           CALCULATION OF FILING FEE

                    TRANSACTION                                            AMOUNT OF
                     VALUATION                                             FILING FEE
                   $34,042,376(*)                                        $6,908.48(**)

 (*) Determined  in accordance with  Rule 0-11(d) under  the Securities Exchange
     Act of 1934. This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule 14D-1, the purchase of 3,242,131 shares of common stock, par value $0.01 per share, and any associated Rights (collectively, the "Shares"), of the Subject Company at $10.50 per Share net to the seller in cash. Such number of Shares represents all of the Shares outstanding as of December 18, 1995, and assumes the exercise or conversion of all existing options, rights and securities which were then exercisable or convertible into Shares.

(**) Includes a Schedule 13D filing fee of $100.

 / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None             Filling Party: Not Applicable
Form or Registration No.: Not Applicable Date Filed: Not Applicable

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

  CUSIP No. 171842107                      14D-1                         Page __ of __ Pages

--------------------------------------------------------------------------------

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    HANWEST, INC.
    34-1233868
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a member of a Group*

                                (a)      / /
                                (b)      / /

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Sources of Funds*

                    AF
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5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

                    DELAWARE
--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    539,734**
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares*
                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

                    16.6% as of December 18, 1995**
--------------------------------------------------------------------------------

10. Type of Reporting Person*

                    CO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

**On December 19, 1995, Hanwest, Inc., a Delaware corporation (the "Purchaser"), entered into a Stockholder Tender Agreement (the "Stockholder Tender Agreement") with Russell T. Gilbert (the "Seller Stockholder"), the President and Chief Executive Officer of CIMCO, Inc., a Delaware corporation (the "Company"), pursuant to which the Seller Stockholder agreed to sell and tender (and not withdraw) all Shares owned by the Seller Stockholder pursuant to and in accordance with the terms of the Purchaser's Offer to Purchase dated December 27, 1995 (the "Offer to Purchase"). The Seller Stockholder owns 539,734 Shares, which represents approximately 16.6% of the Shares outstanding on December 18, 1995 on a fully diluted basis. The number of Shares subject to the Stockholder Tender Agreement is reflected in rows 7 and 9 of the table above. The Stockholder Tender Agreement remains in effect until the earlier of the following: (i) the Seller Stockholder's Shares are purchased in accordance with the terms of the Offer to Purchase, (ii) the date the Agreement and Plan of Merger, dated as of December 19, 1995, among the Purchaser, the Company and M.A. Hanna Company is terminated and (iii) March 31, 1996. The Stockholder Tender Agreement is described more fully in Section 10, "Background of the Offer; the Merger Agreement; the Stockholder Tender Agreement; the Confidentiality Agreement; Appraisal Rights; the Rights Agreement," of the Offer to Purchase. During the term of the Stockholder Tender Agreement,
  Purchaser and M.A. Hanna Company have the power to vote the Seller Stockholder's Shares in connection with the transactions contemplated by the Offer to Purchase and with respect to certain other extraordinary transactions involving the Company. Neither Purchaser nor M.A. Hanna Company have dispositive power with respect to the Shares until acceptance and payment for the Shares pursuant to the Offer to Purchase.

  CUSIP No. 171842107                                 14D-1                                   Page __ of __ Pages

--------------------------------------------------------------------------------

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    M.A. HANNA COMPANY
    34-0232435
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a member of a Group*

                                (a)      / /
                                (b)      / /

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Sources of Funds*

                    WC
--------------------------------------------------------------------------------

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

                    DELAWARE
--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting Person
                    539,734**
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares*
                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

                    16.6% as of December 18, 1995**
--------------------------------------------------------------------------------

10. Type of Reporting Person*

                    CO, HC
--------------------------------------------------------------------------------

 * SEE INSTRUCTIONS BEFORE FILLING OUT!

** See description for Hanwest, Inc. on immediately preceding page.

                                  INTRODUCTION

    This Schedule 14D-1 relates to a tender offer by Hanwest, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of M.A. Hanna Company, a Delaware corporation (the "Parent"), to purchase all the outstanding shares of common stock, par value $0.01 per share, including any associated Rights (as defined in the Offer to Purchase) (collectively, the "Shares"), of CIMCO, Inc., a Delaware corporation (the "Company"), at $10.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in its Offer to Purchase dated December 27, 1995 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)1, and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)2, which together constitute the "Offer." The Offer is made pursuant to an Agreement and Plan of Merger, dated as of December 19, 1995, among the Parent, the Purchaser and the Company (the "Merger Agreement"), a copy of which is attached hereto as Exhibit
(c)1.

    This Statement shall also constitute a Schedule 13D with respect to the Stockholder Tender Agreement, dated as of December 19, 1995 (the "Stockholder Tender Agreement"), entered into by Russell T. Gilbert, the President and Chief Executive Officer of the Company (the "Seller Stockholder"), and the Purchaser. Pursuant to the Stockholder Tender Agreement, the Seller Stockholder has agreed to tender and sell (and not withdraw) all Shares owned by the Seller Stockholder pursuant to and in accordance with the Offer. A copy of the Seller Stockholder Agreement is filed as Exhibit (c)2 hereto.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is CIMCO, Inc., a Delaware corporation. The address of its principal executive offices is 265 Briggs Avenue, Costa Mesa, California 92626.

    (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(d),  (g)    The  Purchaser  is  a  Delaware  corporation.  All  of  the outstanding capital stock of the Purchaser is owned by the Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") and Schedule I of the Offer to Purchase is incorporated herein by reference.

    (e)-(f) None of the Purchaser, the Parent or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase has during the last five years been (i) convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in (i) Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning the Purchaser and the Parent"), and Section 10 ("Background of the Offer; the Merger Agreement; the Stockholder Tender Agreement; the Confidentiality Agreement; Appraisal Rights; the Rights Agreement") of the Offer to Purchase, (ii) the Merger Agreement, and (iii) the Stockholder Tender Agreement is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in the Introduction and Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in (i) the Introduction, Section 10 ("Background of the Offer; the Merger Agreement; the Stockholder Tender
Agreement; the Confidentiality Agreement; Appraisal Rights; the Rights Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase, (ii) the Merger Agreement, and (iii) the Stockholder Tender Agreement is incorporated herein by reference.

    (f)-(g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; NASDAQ Quotations; Registration Under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in (i) the Introduction and Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase, (ii) the Merger Agreement, and (iii) the Stockholder Tender Agreement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in (i) the Introduction, Section 8 ("Certain Information Concerning the Purchaser and the Parent"), and Section 10 ("Background of the Offer; the Merger Agreement; the Stockholder Tender Agreement; the Confidentiality Agreement; Appraisal Rights; the Rights Agreement") of the Offer to Purchase (ii) the Merger Agreement, and (iii) the Stockholder Tender Agreement is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

    (a) None.

    (b)-(c) The information set forth in Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; NASDAQ Quotations; Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)1............................................  Offer to Purchase, dated December 27,
                                                  1995
(a)2............................................  Letter of Transmittal
(a)3............................................  Form of Letter from Dealer Manager to
                                                   Brokers, Dealers, Commercial Banks,
                                                   Trust Companies and Nominees
(a)4............................................  Form of Letter from Brokers, Dealers,
                                                   Commercial Banks, Trust Companies and
                                                   Nominees to their Clients
(a)5............................................  Form of Notice of Guaranteed Delivery
(a)6............................................  Form of Guidelines for Certification of
                                                   Taxpayer Identification Number on
                                                   Substitute Form W-9
(a)7............................................  Form of Press Release issued on December
                                                   20, 1995 by the Parent and the Company
(a)8............................................  Form of Summary Advertisement, dated
                                                   December 27, 1995
(b) ............................................  None
(c)1............................................  Agreement and Plan of Merger, dated as of
                                                   December 19, 1995, among the Parent, the
                                                   Purchaser and the Company
(c)2............................................  Stockholder Tender Agreement, dated as of
                                                   December 19, 1995, between the Seller
                                                   Stockholder and the Purchaser
(c)3............................................  Confidentiality Agreement, dated
                                                   September 2, 1994, as amended, between
                                                   the Parent and the Company
(c)4............................................  Letter of Intent, dated November 2, 1995, as amended, between the Parent and the
                                                   Company
(d) ............................................  None
(e) ............................................  Not Applicable
(f) ............................................  None

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 1995

                                          HANWEST, INC.

                                          By:  /s/ J.S. PYKE, JR.

                                          --------------------------------------
                                             Name: J.S. Pyke, Jr.
                                             Title: Vice President and Secretary

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 1995

                                          M.A. HANNA COMPANY

                                          By:  /s/ J.S. PYKE, JR.

                                          --------------------------------------
                                             Name: J.S. Pyke, Jr.
                                             Title: Vice President, General
                                                    Counsel and Secretary

                                 EXHIBIT INDEX

EXHIBIT                                DESCRIPTION
-------  -----------------------------------------------------------------------
(a)1     Offer to Purchase, dated December 27, 1995

(a)2     Letter of Transmittal

(a)3 Form of Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)4 Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to their Clients

(a)5     Form of Notice of Guaranteed Delivery

(a)6 Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)7 Form of Press Release issued on December 20, 1995 by the Parent and the Company

(a)8     Form of Summary Advertisement, dated December 27, 1995

(c)1 Agreement and Plan of Merger, dated as of December 19, 1995, among the Parent, the Purchaser and the Company

(c)2 Stockholder Tender Agreement, dated as of December 19, 1995, between the Seller Stockholder and the Purchaser

(c)3 Confidentiality Agreement, dated September 2, 1994, as amended, between the Parent and the Company

(c)4 Letter of Intent, dated November 2, 1995, as amended, between the Parent and the Company